Mail Stop 6010

June 3, 2008

Skystar Bio-Pharmaceutical Company
c/o Paracorp Incorporated
318 North Carson Street #208
Carson City, NV 89701

      **Re:**    **Skystar Bio-Pharmaceutical Company**
               **Registration Statement on Form S-1**
               **Filed May 7, 2008**
               **File No. 333-150695**

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. The financial statements are now stale. Please update the audited financial statements to include through the period ended March 31, 2008.

2. Throughout the prospectus, you mention a 5-for-1 reverse stock split and disclose historic market prices for your stock accordingly. Please clarify if you will proceed with the offerings if the reverse stock split does not occur. If they can proceed without the split, consider changing the disclosure throughout the prospectus to reflect market prices of your common stock without the split.

3. It appears that you will need to obtain shareholder approval of the reverse stock split before you effectuate it. When and how do you plan to do this and what filings will you make with us in connection with the split and the required approvals.

4. Supplementally, please provide an analysis as to whether or not the contemplated reverse stock split is part of a going private transaction as defined in Rule 13e-3.

5. It appears from your disclosure that the Class C Warrants will not be exercisable until six months after the unit offering is complete. Please confirm throughout the prospectus if this is true or clarify when they are exercisable.

6. It appears that you are trying to use one registration statement and prospectus in connection with two very different offerings. One is a primary, the other is a secondary, and the use of an underwriter, the type of securities offered and timing of the offerings are vastly different. We note that because of the lock-up agreement, the secondary offering will likely not commence until six months after the primary offering. Given these disparate attributes, supplementally, please provide us with a detailed analysis as to why you have decided to proceed with these offerings using the same registration statement and prospectus, rather than using two different registration statements. As part of your analysis, you should explain how and when you plan to update the prospectus in order for both offerings to comply with Section 10(a)(3) of the Securities Act and how you plan to fulfill your other updating obligations. Alternatively, you should consider removing the resale offering from this registration statement and filing a separate registration statement more immediately before you contemplate actually commencing the offering.

7. Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We will need time to review these documents once they are filed.

8. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

9. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

10. Throughout the registration statement, you cite various estimates, statistics and other figures.  For example:
    - Pages 1 and 35: "According to our estimates, the current addressable market in China for veterinary, livestock and poultry vaccines is over 70 billion doses; however the market supply is only 32 billion doses."
    - Page 1: "The estimated 2005 expenditures in China on products designed to prevent parasitic diseases in livestock and poultry, such as our medicines and vaccines, were US$125 million."
    - Pages 1 and 35: "The current addressable market in China for such micro-organisms is 3 million tons, while the current supply output is only 200,000 tons."

    In the prospectus, please attribute these statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

Prospectus Cover Page

11. The cover page of the prospectus should contain the information required by Item 501(b) of Regulation S-K and not include the other information you provide. While we recognize that the information regarding the lock-up agreements and the expenses of registration may be important to investors, you should articulate that information prominently in the Summary, rather than on the cover page.

Table of Contents

12. We note that you have obtained statistical data and other industry data and forecasts from market research, publicly available information and industry publications.  We note further that you state that such sources to not guarantee the accuracy and completeness of the information.  Please revise your disclosure here and on page 20 to state that you are responsible for the statistical information included in the prospectus.

13. We note that you state that "Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus."  This statement does not appear to be consistent with your disclosure obligations.  Please revise to clarify that the prospectus will be updated to the extent required by law.

14. Please revise your filing to provide the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

General

15. Revise the first paragraph and the disclosure throughout the filing to clearly identify the correct party. Terms such as the "company," "we," "our," and "us" should refer only to the registrant, not to Xian Tianxing or the other parties. The first paragraph after the caption "Overview" should describe the relationships between the registrant and the various other entities and make very clear that the registrant does not have any equity interest in Xian Tianxing. Since the registrant is not an operating business, you should identify Xian Tianxing as the operating entity throughout the prospectus.

16. The summary should provide a balanced presentation of the information presented in the body of the filing. As currently written, your summary focuses only the positive attributes of the registrant and Xian Tianxing.  Please balance the discussion of your strategy with a discussion of your challenges and risks.  This new disclosure should be as prominent and detailed as your discussion of your growth strategy.

Our Business, page 1

17. Please revise your disclosure in this section and page 36 to state the number of products in each of Xian Tianxing's product lines.

Growth Strategy, page 2

18. We note that you hope to be able to complete some acquisitions by the end of 2008.  Please revise your disclosure to state whether you have commenced discussions that are at the letter of intent or similar stage with any potential targets and discuss the progress of any negotiations.

19. Please quantify the amount of net proceeds which Xian Tianxing intends to spend on marketing and advertising of its brand and on the completion of its manufacturing facility.

20. Please expand the discussion of your growth strategy to articulate the risks associated with each growth strategy you mention.

Our Organizational Structure, page 2

21. Please revise your disclosure to clarify that you do not have any equity interest in Xian Tianxing.

22. Please clarify the duration of the contractual obligations with Xian Tianxing.  It appears that your consulting services agreement remains in effect unless terminated.  However, your operating agreement, option agreement and proxy agreement with Xian Tianxing each have a term of 10 years, ending on October 28, 2015.  Please revise your disclosure to disclose the duration of the obligations and the impact on the company of these different terms.

Corporate Organizational Chart, page 3

23. Please revise your chart on page 3 and your disclosure in your section entitled "Description of Business" starting on page 32 to identify the officers, directors, and major holders and their percentages of equity interest in each entity.  Please confirm that all related parties have been identified and disclosed in the section entitled "Certain Relationships and Related Transactions."

The Primary Offering, page 5

24. You mention the 1.4 million shares being offered by selling shareholders in this section.  Please clarify whether or not selling shareholders will participate in this offering.

The Resale Offering, page 7

25. Please tell us how many shares of your common stock were sold, when and by whom using registration statement 333-143449.  Also, for each selling shareholder in that registration statement, tell us how many shares registered for resale were not sold.

26. Please identify the Participating Purchasers and the Private Purchasers and state whether or not any of them are affiliates.

Summary Financial Information, page 8

Statements of Operations Data, page 8

27. Please tell us why your use of "Income Before Taxes & Non-Cash Charges" as a performance measure in these tables is not prohibited by Item 10(e)(1)(ii) of Regulation S-K and Question 8 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."   You can find it on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003.  Please remove all references to this measure from your filing or tell us why your presentation is considered appropriate.

28. Please add the selling expenses amount in the 2007 column, as it is blank.

Risk Factors, page 9

"Our limited operating history…" page 9

29. We note the bullet list of risks you articulate in this risk factor. Please consider whether any of these risks are significant enough to warrant separate risk factors.

"Our business with be materially and adversely affected if our collaboration partners…." page 10

30. We note your disclosure in this risk factor that Xian Tianxing depends on various collaboration agreements. In addition, on page 37 you disclose that Xian Tianxing has established research centers with each of Shanghai Poultry Verminosis Institution and Shaanxi Microbial Institute. Given Xian Tianxing's product development efforts and your disclosures in this risk factor, it appears that Xian Tianxing may be substantially dependent these agreements. If it is, please file copies of the agreements and/or summaries of any oral agreements of the transactions and describe the material terms of the agreements in the section entitled "Research and Development" on page 37. If you do not believe it is substantially dependent on these agreements, please provide an analysis supporting your determination. See Item 601(b)(10)(ii)(B) of Regulation S-K.

"Our products will be adversely affected if we are unable to protect proprietary rights…" page 10

31. To the extent you are aware of any dispute regarding Xian Tianxing's ownership of proprietary rights to its technology, please revise your disclosure to describe the dispute.

"Difficulties in manufacturing our products…" page 11

32. To the extent Xian Tianxing has experienced problems with its manufacturing process, please revise your disclosure to discuss the problems.

"Failure or delays in obtaining an adequate amount of raw material or other supplies…" page 11

33. Please revise your disclosure to disclose whether any of Xian Tianxing's products require any raw materials that are scarce or only can be obtained from a limited number of sources. In addition, if Xian Tianxing has had supply problems in the recent past, please revise your disclosure to describe the problems.

<u>"Competitors may develop and market bio-pharmaceutical products…" page 12</u>

34. It appears that you have provided on page 36 the names of Xian Tianxing's three major competitors in China. Please also name such competitors here.

<u>"If we were sued for product liability, we could face substantial liability…" page 13</u>

35. To the extent you or Xian Tianxing are aware of any litigation, threatened litigation or potential litigation, please revise to describe here.

<u>Risks Related to Our Corporate Structure, page 13</u>

36. We note that the consulting services agreement with Xian Tianxing has various termination provisions. Please add a risk factor that discusses the termination provisions and the risks to investors in the event this agreement is terminated. Also discuss the extent to which affiliates of the registrant are also affiliates of the various other related entities. It appears that there is a risk that, since affiliates stand on both sides of the agreement, it would be easy to terminate the agreement and that unaffiliated investors would have little or no recourse since all the operating entity's assets are located in China. State whether the registrant has any other assets (other than its interest in the agreement) and any revenues from other sources. We may have further comments.

<u>"You may experience difficulties in effecting service of legal process…" page 15</u>

37. Please revise this risk factor to clarify that your investors residing in the U.S. will have little to no recourse in the event of a breach of law or contractual obligation.

<u>"We face risks related to health epidemics and other outbreaks." page 16</u>

38. Please describe and quantify the impact of the April 2004 SARS epidemic on Xian Tianxing's business operations. For example, was there a closure of Xian Tianxing's facilities? If so, how long was the closure and, to the extent possible, quantify the impact on its results of operations. In addition, have there been any other temporary closures of Xian Tianxing's business due to health reasons in the last three years? If so, please revise your risk factor to include disclosures about the events.

<u>"The full exercise of certain outstanding warrants could result in the substantial dilution of the company…" page 16</u>

39. Please revise your disclosure to provide your current market price and the price and number of outstanding warrants to purchase shares of your common stock.

40. Please quantify the number of warrants, range and weighted average of the exercise prices of those warrants and potential dilution.

"The application of the "penny stock" rules could adversely affect the market price of our common stock…" page 16

41. Please revise your disclosure to clarify that your current market price is under $5 and that the penny stock rules currently apply to your company.

"The elimination of monetary liability against our directors, officers and employees under Nevada law…" page 18

42. The first sentence of this risk factor does not appear to be consistent with your disclosure regarding your indemnification of your directors and officers on page II-1.  Please revise accordingly.  In addition, please revise your disclosure to clarify whether you currently have any contractual indemnification obligations under your employment agreements with your officers.  In that regard, we note that you disclose on page 30 that the company is obligated to indemnify Mr. Lu and Mr. Tchaikovsky.

"Legislative actions, higher insurance costs and potential new accounting pronouncements…" page 18

43. Your disclosure in this risk factor implies that the company is currently paying insurance premiums.  Please clarify the specific insurance coverage which you are referring to in this risk factor as we note from your disclosures on pages 12 and 13 that the company does not have various types of insurance.

"If we fail to maintain an effective system of internal controls…" page 19

44. We note your disclosure on page 37 of your Form 10-Q for the quarter ended March 31, 2008 that your disclosure controls and procedures were not effective and that you reported material weaknesses involving control activities, specifically (1) accounting and finance personnel weaknesses, (2) lack of internal audit function and (3) lack of internal audit system.  Please revise your risk factor to disclose and explain the nature of these material weaknesses, discuss any remediation efforts and the related risks to the company.

<u>Determination of Offering Price, page 20</u>

<u>The Primary Offering, page 20</u>

45. Please expand your disclosure in this section to describe each of the factors considered in your determination of the offering price of the units. See Item 505 of Regulation S-K.

<u>Use of Proceeds, page 20</u>

46. We note that you are estimating your gross proceeds from the offering based on an assumed offering price of $5.75 per share. Please let us why you believe it is appropriate to assume that offering price and tell us whether you change the offering price and your assumptions if and as the market price changes.

47. We note that you intend to use a portion of the net proceeds from this offering to fund potential acquisitions. To the extent known and subject to the limitations described in Instruction 6 to Item 504 of Regulation S-K, please revise your disclosure in footnote 3 to provide the identity of the business, the status of any negotiations and a brief description of the business.

<u>Capitalization, page 22</u>

48. Your capitalization table appears to be just balance sheet information that is repeated in each column of the table. Please amend to include an actual capitalization table which should show the capitalization of the company before and after the offering.

<u>Selling Stockholders, page 23</u>

49. We note that you have listed in the table a total of 1,029,702 shares which are owned before the offering and are offered for resale, however, it appears that you have listed in your registration fee table at the beginning of your registration statement a total of 1,473,562 shares for resale. Please explain the inconsistency and revise accordingly.

50. We note your disclosure in footnotes 8 and 9 that MidSouth Investor Fund LP and Paragon Capital LP are affiliates of broker-dealers. For each selling security holder that is an affiliate of a broker-dealer, the prospectus must state that:
    - the selling security holder purchased in the ordinary course of business; and
    - at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter.  Please revise the prospectus as appropriate.

Management, page 27

51. Item 401(e) of Regulation S-K requires a discussion of the business experience during each of the past five years of each director and executive officer of the company.  Please revise the disclosure relating to R. Scott Cramer to provide all applicable dates.

Audit Committee and Audit Committee Financial Expert, page 28

52. We note your disclosure on page 45 that none of your directors are independent.  Please revise your disclosure here to clarify that none of your current directors are independent.

Executive Compensation, page 29

Employment Agreement with Weibing Lu, page 29

53. Please clarify whether the company is obligated to make any payment to Mr. Lu at, following, or in connection with the resignation, retirement, other termination or change of control of the company.  If the company is obligated to make a payment, please describe the terms of such payment.  See Item 402(q)(2) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 31

54. It appears that footnotes 7 and 8 incorrectly reference the respective beneficial owner.  Please revise accordingly.

Description of Business, page 32

Contractual Obligations with Xian Tianxing and it Stockholders, page 34

55. Please revise your disclosure regarding the Consulting Services Agreement to disclose the term and termination provisions of this agreement.

56. Please tell us whether you sought an opinion of counsel regarding the legality of the agreements, including the amendments thereto, discussed in this section.  If opinion(s) of counsel were sought, please file a copy of each opinion as an Exhibit 99 to this registration statement.

57. We note your disclosure on page F-7 regarding Fortune Time's required investment in Sida Biotechnology.  Please expand your disclosure in this section to clarify that Fortune Time has invested $2,000,000 of the required $5,000,000 into Sida Biotechnology (Xian) Co., Ltd. Pursuant to the Xian High Technology District approval notice, Fortune Times is required to contribute the remaining balance of $3,000,000 in Sida Biotechnology by July 9, 2009.

Sources and Availability of Raw Materials and the Principal Suppliers, page 36

58. We note your disclosure that Xi'an Yanghua Chemical Co., Ltd., Xi'an Nanchen Trading Co., Ltd. and Xi'an Fandike Chemical Technology Co., Ltd. collectively supplied over fifty-seven percent of the raw materials Xian Tianxing used to manufacture its products.  It appears that Xian Tianxing may be substantially dependent on some or all of these agreements.  If it is, please file copies of the agreements and/or summaries of any oral agreements and describe the material terms of the agreements in this section.  If you do not believe it is substantially dependent on these agreements, please provide an analysis supporting your determination.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, page 37

59. Please expand your disclosure in this section to identify the patent which was issued in China, identify the products to which the patent relates and its expiration date.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies, page 39

60. Please expand your disclosure to address the judgments and estimates inherent to your determination of net revenue. More specifically, please clarify for us and in the document whether your estimate of revenue includes discounts, allowances or other items which reduce revenue. Lastly, on page 36 you disclose that you have 600 distributors and 200 direct customers.  Please tell us, and disclose whether your revenue recognition policy for sales to distributors is the same as your policy for selling to the end-user.

Results of Operations, page 40

61. Please revise your disclosure here to discuss the change in bio-pharmaceutical and veterinary products separately.

62. For periods presented, please quantify the effect each of the causal factors that you cite for material changes in your financial statement amounts (i.e. Revenue: this increase is mainly attributable to the increase in the number of promotional activities we carried out during the whole year of 2007. General and administrative expenses: increase is primarily attributable to legal and accounting fees…) as addressed in Financial Reporting Codification Section 501.04.

Description of Property, page 43

63. Please file a copy of the lease agreement with Weibing Lu as a material contract. See Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Transactions, page 44

64. We note that as of December 31, 2007, $59,462 was due from Weibing Lu. Please disclose all material information regarding this debt. We may have further comments after reviewing your response.

Director Independence, page 45

65. We note your disclosure that as of April 30, 2008, none of the directors serving on your board are "independent" within the meaning of the applicable federal securities laws. Please revise your disclosure to state the independence standard which the company uses. See Item 407(a) of Regulation S-K.

Description of Securities, page 45

66. Please expand your disclosure in this section to disclose that you have filed a preliminary proxy statement with the US Securities and Exchange Commission to approve an amendment of your articles of incorporation to increase the number of authorized shares of your common stock from 50,000,000 shares to 200,000,000 shares.

67. We note that you are registering units but you have not described such units in this section. Please expand your disclosure to include a brief description of the units which you are registering. See Item 202(d) of Regulation S-K.

68. You state that you have 2,000,000 of Series A Preferred Stock outstanding. Please describe the terms of these securities.

69. You state that your descriptions of Skystar's capital stock are only summaries and do not purport to be complete and are subject to and qualified by its Articles of Incorporation, as amended, its By-laws, the Certificates of Determination. Please amend this disclosure to state that all material terms and provisions of these and

any other governance, or related or similar documents are described in this section.  Also, revise your disclosure to make it consistent with this statement.

Index to Financial Statements, page 55

Report of Independent Registered Public Accounting Firm, page F-1

70. We note that your auditors are located in California. It appears that the vast majority of your assets, liabilities, revenues and expenses relate to operations located in China.  Please have your auditors tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.  Explain how the audit and observation of inventories was performed at December 31, 2007, and 2006.

Consolidated Balance Sheets, page F-2

71. Please tell us and disclose in a footnote what "long term prepayment" of $1.2 million represents.

Consolidated Statements of Operations and Other Comprehensive Income (Loss), page F-3

72. The caption "Amortization of Deferred Compensation" does not identify the nature of the expense, i.e. within "Research and development" or "Selling expenses".  Please revise this statement to disclose the amounts attributable to each operating expense caption by parenthetically noting the amount of equity-related charge being excluded from the line item, or parenthetically noting with the appropriate line item the amount of equity-related charge that is included in that line item without having a separate classification.

Notes to Consolidated Financial Statements, page F-6

73. We note you acquired Fortune Time of International Limited in October 2007 for $129. Please tell us what assets and liabilities were acquired in this acquisition. We note that in July 2007, Fortune Time invested $2 million in Sida Biotechnology Co., Ltd.

74. Elsewhere in the document you discuss your plans to effect a 5-for-1 reverse stock split immediately prior to the effectiveness of the offering. Please provide disclosure in your notes to the consolidated financial statements that discusses the stock split and any other relevant information needed to understand the impact of the split.

75. Elsewhere in the filing you disclose that revenue consists of bio-pharmaceutical and veterinary products. On page 41 you discuss having permits for over 60 products. Please tell us why disclosure of the revenue for each of your services and/or products is not required by paragraph 37 of FAS 131.

Note 8 – Intangibles, page F-16

76. Please clarify here and elsewhere in the document what the $658 thousand purchase of technological know-how relates to.

Note 10 – Capital Transactions, page F-16

77. Please disclose the pertinent rights and privileges of the Series A and Series B Convertible Preferred Stock in accordance with paragraph four of SFAS 129. Further, please revise your disclosure here to clarify the date the Series B shares were converted to common stock.

Note 11 – Convertible Debentures, page F-18

78. Your disclosure states that the conversion price was initially subject to downward adjustments. Please clarify whether this provision remained after the terms were amended. If so, please tell us how you intend to account for any change to the conversion rate.

Note 14 - Taxes, page F-22

79. Please provide the disclosures required under paragraphs 20 – 21 of FIN 48.

Note 18 – Subsequent Events, page F-25

80. Please clarify what consideration was given in exchange for transferring the rights and obligations to Sida Biotechnology, Co.

Exhibit 5.1

81. Please have Richardson & Patel revise their opinion to include all securities which are registered in the registration statement.   Please include the all units, shares of common stock and warrants to purchase common stock which are listed in the registration fee table in this opinion.  See Item 601(b)(5)(i) of Regulation S-K.

82. Please have the opinion also state that the all of the warrants to purchase shares of the company's common stock and the representative's unit purchase option are each legal, binding obligations of the registrant.

*     *     *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Michael Reedich at (202) 551-3612 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:    Kevin K. Leung, Esq.
       Ryan S. Hong, Esq.
       Francis Y.L. Chen, Esq.
       RICHARDSON & PATEL LLP
       10900 Wilshire Boulevard, Suite 500
       Los Angeles, California 90024